Exhibit 3.1.1

CERTIFICATE OF AMENDMENT
STATE of DELAWARE
CERTIFICATE of AMENDMENT of
CERTIFICATE of INCORPORATION
OF
FREEDOM 6, INC.

FREEDOM 6, INC. (the “Corporation”) a corporation organized and existing under and by virtue of the Delaware General Corporation Law (“DGCL”) does hereby certify:

FIRST: That the Board of Directors of the Corporation, by the unanimous written consent of its Directors, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

RESOLVED that the Certificate of Incorporation of this Corporation be amended by changing Article Fifth of the Certificate of Incorporation, so that, as amended, said Article shall be and read, in pertinent part, as follows:

“FORWARD STOCK SPLIT OF SHARES. Effective 12:01 a.m. on September 18, 2008, twenty (20) newly issued shares of Common Stock shall be automatically issued for each one (1) share of Common Stock (the “Forward Split”) of the Corporation. No fractional shares or scrip representing fractions of a share shall be issued, but in lieu thereof, each fraction of a share that any stockholder would otherwise be entitled to receive shall be rounded up to the nearest whole share.

5. The total number of shares of capital stock which the Corporation shall have authority to issue is: one hundred ten million (110,000,000). These shares shall be divided into two classes with one hundred million (100,000,000) shares designated as common stock at $0.0001 par value (the “Common Stock”) and ten million (10,000,000) shares designated as preferred stock at $0.0001 par value (the “Preferred Stock”).

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights. No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.”

SECOND: That in lieu of a meeting and vote of the stockholders of the Corporation, a majority of the holders of the Corporation’s Common Stock have given their written consent to said amendment in accordance with the provisions of Section 228 of the DGCL, and written notice of the adoption of the amendment has been given as provided in Section 228 of the DGCL to every stockholder entitled to such notice.

THIRD: That the foregoing amendment of the Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FOURTH: That the capital of said Corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on this 18th day of September 2008.

FREEDOM 6, INC.

By:	/s/ Virginia K. Sourlis
Virginia K. Sourlis
President